FAX TRANSMISSION

CALEDONIA MINING CORPORATION

UNIT # 9 2145 DUNWIN DRIVE MISSISSAUGA, ONTARIO TEL 1 905 607-7543 FAX 1 905 607-9806	P O BOX 834 SAXONWOLD 2132 SOUTH AFRICA TEL. 27 11 447-2499 FAX. 27 11 447-2554

TO

: United States Securities and

DATE : 4th May 2005

   Exchange Commission

ATTENTION

: Lily Dang

FAX No.

: 1-202-942-9528

PAGES : in total   1

SUBJECT

: Form 20F Filed April 6th 2005

  File Number 000-13345

Dear Ms. Dang,

Many thanks for the constructive accounting and engineering comments made with respect to the above-referenced filing. They will certainly be taken into account for future filings.

The company acknowledges the following:

The company is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities law of the United States.

Yours sincerely,

Caledonia Mining Corporation

Mike Tombs

VP Finance and Chief Financial Officer